October 27, 2009

Alicia Lam
Christina Harley
Hugh West, Accounting Branch Chief
Kathryn Mc Hale, Staff Attorney
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re: TIB Financial Corp.
Form 10-K For Fiscal Year Ended December 31, 2008, Filed March 16, 2009;
Form 10-Q for the Quarterly Period Ended June 30, 2009, Filed August 10, 2009; and File No. 000-21329

Dear U.S. Securities and Exchange Commission staff:

We have reviewed your comment letter dated October 9, 2009 and as discussed earlier today with Ms. Harley, we expect to provide our response by no later than November 3, 2009 as we continue to gather and organize the information necessary to provide you with the most complete response possible. Please advise us if after reviewing this information, you have additional comments, questions or concerns.

We appreciate your assistance in our compliance with the applicable disclosure requirements.

Sincerely,

/s/ Stephen J. Gilhooly
 Stephen J. Gilhooly
 EVP, Chief Financial Officer and Treasurer
 (Principal Accounting Officer)
                           TIB Financial Corp